EXHIBIT 12

NDS GROUP PLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended June 30,

(in thousands, except ratio)	2006	2005	2004	2003	2002

Consolidated pretax income from
continuing operations	$146,175	$101,351	$55,273	$79,965	$61,630

Interest portion of rental expense	5,373	5,089	4,375	2,671	3,925

Minority interest	─	─	843	162	─

Earnings	$151,548	$106,440	$60,491	$82,798	$65,555

Fixed charges,
being interest portion of rental expense	$5,373	$5,089	$4,375	$2,671	$3,925

Ratio of earnings to fixed charges	28.2	20.9	13.8	31.0	16.7

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